UXIN LIMITED

(Incorporated in the Cayman Islands with Limited liability)

(Nasdaq Ticker: UXIN)

FORM OF PROXY FOR THE extraordinary GENERAL MEETING

to be held on March 1, 2024

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of UXIN LIMITED, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), of proxies from the holders of the issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares and Senior Preferred Shares, each with par value US$0.0001 per share of the Company (the “Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China, at 10:00 am (Beijing time) on March 1 2024, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Shares at the close of business on February 5, 2024 (the “Record Date”) are entitled to notice of and to vote at the EGM. Voting at the EGM shall be determined by a poll. In respect of the matters requiring shareholders’ vote at the EGM, each holder of Class A Ordinary Shares shall be entitled to one vote for every such share held by him or her, each holder of Class B Ordinary Shares shall be entitled to ten votes for every such share held by him or her, and each holder of Senior Preferred Shares shall be entitled a poll to that number of votes equal to the largest number of whole Class A ordinary shares into which each such Senior Preferred Share could be converted. Each ADS represents three hundred (300) Class A Ordinary Shares. The quorum for the EGM requires the presence (in person or by proxy) of at least one or more shareholder holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote at the EGM. Holders of the senior convertible preferred shares shall be included for the purposes of determining whether the quorum requirement is satisfied.

The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office in the Cayman Islands located at the offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China, Attention: Mr. Jinwang Kou, or by email to koujinwang@xin.com, or (ii) by attending and voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China, Attention: Mr. Jinwang Kou, or by email to jinwangkou@xin.com, as soon as possible and in any event no later than February 26, 2024 (Beijing time).

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UXIN LIMITED

(Incorporated in the Cayman Islands with Limited liability)

(Nasdaq Ticker: UXIN)

FORM OF PROXY FOR THE extraordinary GENERAL MEETING

to be held on March 1, 2024

(or any adjourned or postponed meeting thereof)

I/We, ____________________ of ____________________, being the registered holder of __________________ Shares, each with par value US$0.0001 per share, of UXIN LIMITED (the "Company") hereby appoint the Chairman of the EGM or _________________, as my/our proxy to attend and act on my/our behalf at the EGM of the Company to be held at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China, at 10:00 am (Beijing time) on March 1, 2024 and at any adjournment(s) or postponement(s) thereof. My/our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below, or if no such indication is given, as my/our proxy thinks fit:

No.	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.

As an ordinary resolution:

THAT the authorized share capital of the Company be and is hereby increased by the creation of an additional 190,000,000,000 new Class A Ordinary Shares of a par value of US$0.0001 each (the “Share Capital Increase”), such that, following the Share Capital Increase, the authorized share capital of the Company will be US$20,000,000 divided into 100,000,000,000 shares comprising of (i) 198,180,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 1,720,000,000 Senior Preferred Shares of a par value of US$0.0001.

Dated__________, 2024	Signature(s)

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